Exhibit 21

Subsidiaries of the registrant are as follows:

State or Other Jurisdiction of Incorporation or Organization

Boise Inc.	Delaware
BZ Intermediate Holdings LLC (100%)	Delaware
Boise Paper Holdings, L.L.C. (100%)	Delaware
Boise Co-Issuer Company (100%)	Delaware
Boise Finance Company (100%)	Delaware
Boise Packaging & Newsprint, L.L.C. (100%)	Delaware
Louisiana Timber Procurement Company, L.L.C. (50%)	Delaware
Boise White Paper, L.L.C. (100%)	Delaware
Boise White Paper Sales Corp. (100%)	Delaware
Boise White Paper Holdings Corp. (100%)	Delaware
International Falls Power Company (100%)	Delaware
Minnesota, Dakota & Western Railway Company (100%)	Minnesota
Bemis Corporation (100%)	Delaware
Boise Hong Kong Limited (100%)	Hong Kong
Boise Cascade Transportation Holdings Corp. (100%)	Delaware
BCT, Inc. (100%)	Delaware